UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)

                  Transcontinental Realty Investors, Inc.
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                              (Name of Issuer)

                        Common Stock, $.01 par value
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                       (Title of Class of Securities)

                                 893617209
            --------------------------------------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                 Fried, Frank, Harris, Shriver & Jacobson
                            One New York Plaza
                         New York, New York 10004
                              (212) 859-8000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                             December 15, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 893617209                           Page 2 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,376,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,376,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,376,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.94%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS

                                SCHEDULE 13D

CUSIP No. 893617209                           Page 3 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           447,040

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         447,040

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    447,040

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.18%

14  TYPE OF REPORTING PERSON*

    OO;IA


                             *SEE INSTRUCTIONS

                       SCHEDULE 13D

CUSIP No. 893617209                           Page 4 of 7 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           35,860

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         35,860

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    35,860

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.42%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS

ITEM 1.           SECURITY AND ISSUER

     Item 1 is hereby amended to add the following:

     This Amendment Number 3 amends and supplements the statement on
Schedule 13D, as amended pursuant to Amendment Number 1 and Amendment Number 2 (the "Statement") as it relates to the Common Stock, $.01 par value ("Common Stock"), of Transcontinental Realty Investors, Inc., a Nevada corporation (the "Company").

     All defined terms not otherwise defined in this Amendment Number 3 have the meanings ascribed in the Statement.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended to add the following:

     Pursuant to the Stock Option Agreement, Purchaser was to pay to Seller on or before December 15, 2000 an additional $2,788,350 (the "December 15 Payment"), or $1.50 per share of Common Stock owned by Seller. The December 15 payment was not made on or before December 15, 2000. Accordingly, pursuant to Section 1.02 (ii) of the Stock Option Agreement, interest is now accruing on the December 15 Payment at a rate of fifteen percent (15%) per annum from December 16, 2000 until the date of payment and the Option may not be exercised by Purchaser until the December 15 Payment with all accrued interest thereon is made. The Option remains outstanding, but may not be exercised by Purchaser until the later of the date the December 15 Payment with all accrued interest thereon is made and January 1, 2001.

     The Stock Option Agreement further provided that through October 3, 2002, Seller agreed not to purchase, directly or indirectly, through their owners, officers, directors, shareholders, and general partners, employees, agents and representatives, any security issued by ARL, the Company or IOT; provided, however, that this restriction was to terminate before October 3, 2002 if, among other things, Purchaser did not deliver to Seller the December 15 Payment on or before December 15, 2000. Because the December 15 Payment was not delivered on or before December 15, 2000, the standstill restriction described in the preceding sentence has now terminated.

     The above description of the Stock Option Agreement and the effects pursuant to the Stock Option Agreement of Purchaser's failure to deliver the December 15 Payment on or before December 15, 2000 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Stock Option Agreement, which is filed as Exhibit 3 to Amendment Number 2, which is incorporated herein by this reference.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 28, 2000


                                    GOTHAM PARTNERS, L.P.


                                    By:  Section H Partners, L.P.,
                                         its general partner

                                    By:  Karenina Corporation,
                                         a general partner of Section H
                                         Partners, L.P.


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    President

                                    GOTHAM PARTNERS III, L.P.


                                    By:  Section H Partners, L.P.,
                                         its general partner

                                    By:  Karenina Corporation,
                                         a general partner of Section H
                                         Partners, L.P.


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    President

                                    GOTHAM INTERNATIONAL
                                    ADVISORS, L.L.C.


                                    By: /s/ William A. Ackman
                                    -------------------------
                                    William A. Ackman
                                    Senior Managing Member